LAZARD LTD
30 ROCKEFELLER PLAZA
NEW YORK, NY 10020
PHONE (212) 632-1463
FAX (212) 632-6670 richard.hittner@lazard.com

July 13, 2012

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd
Form 10-K for the Year Ended December 31, 2011
Form 8-K for the Period Ended April 24, 2012
Form 8-K for the Period Ended April 27, 2012
Definitive Proxy Statement on Schedule 14A Filed on March 20, 2012
File No. 1-32492

Dear Mr. Decker:

Pursuant to your correspondence dated June 26, 2012, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced filings.

For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”).

FORM 8-K FOR THE PERIOD ENDED APRIL 24, 2012

Exhibit 99.1

1.	We note your response to comment one from our letter dated June 4, 2012 in which you indicate that you will revise the presentation of non-GAAP information in your future Form 8-Ks so that it no longer resembles a complete non-GAAP income statement. As previously requested, please provide us with an example of how the non-GAAP disclosures will look in your future filings.

Response: The Company acknowledges the Staff’s comment and, contemporaneously with the filing of this letter, will supplementally provide a draft template of how the Company expects its non-GAAP disclosure will appear in future filings.

FORM 8-K FOR THE PERIOD ENDED APRIL 27, 2012

Exhibit 99.1

2.	We note your response to comment two from our letter dated June 4, 2012. It appears to us that the MD&A included in your March 31, 2012 Form 10-Q was very similar in approach to the MD&A presented in your December 31, 2011 Form 10-K. We are unable to locate the changes you made in your March 31, 2012 Form 10-Q to include the discussions about your financial targets, compensation costs and trends, capital management, taxes, and your revenue growth strategy in a similar manner to your April 27, 2012 shareholder letter. Please tell us the specific disclosures you added in your Form 10-Q that you believe provided the additional information and themes set forth in the shareholder letter. In addition, please show us supplementally what your revised 2011 versus 2010 MD&A would have looked like. We realize that some changes to your proposed disclosures for these prior periods may be made by the time your 2012 Form 10-K is filed.

Response: As discussed in a telephone conversation with the Staff on July 11, 2012, the Company has continued the process of modifying its MD&A disclosure to incorporate the themes and other information set forth in the shareholder letter, as appropriate. The Company believes that its June 30, 2012 Form 10-Q, which it expects to file in early August, will appropriately reflect such themes and other information found in the shareholder letter. In addition, after the Form 10-Q is filed, the Company will supplementally provide an annotated copy of its MD&A so that the Staff can easily identify where such items from the shareholder letter were incorporated into the MD&A.

Should you require further clarification of the matters discussed in this letter, please contact me at (212) 632-1463 or Jack Merimee, Counsel, at (212) 632-6388. I would appreciate if you would send your response by email to me at richard.hittner@lazard.com or by facsimile at (212) 632-6670.

Very truly yours,

/s/ Richard J. Hittner
Richard J. Hittner
Chief Accounting Officer